EXHIBIT (a)(2)
FORM OF ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER
September 8, 2006
We are pleased to announce that we are offering you an opportunity to participate in a special option amendment program with respect to certain option grants made under our 1996 Stock Incentive Plan with a grant date of September 17, 2003. These options entitle the optionee to purchase shares of Clorox common stock at an exercise price of $45.25 per share. The Company recently determined that the fair market value of the Clorox common stock on the measurement date for those options for accounting and tax purposes was $45.87 per share, or $0.62 higher than the $45.25 per share exercise price. The program will provide you with the opportunity to avoid unfavorable tax consequences you may otherwise incur with respect to your below-market option as a result of recent changes to the federal income tax laws. The specifics of the program are described in the Offer to Amend that accompanies this message.
New Section 409A of the Internal Revenue Code provides that options granted with a below-market exercise price, to the extent unvested as of December 31, 2004, will be subject to adverse income taxation, unless that option is first brought into compliance with Section 409A. Those adverse tax consequences are summarized in the Offer to Amend. Clorox has decided to bring the September 17, 2003 options into compliance by offering to amend those options to increase the exercise price per share to $45.87. Accordingly, we are offering you the opportunity to amend the exercise price with respect to the portion of your September 17, 2003 option that was unvested as of December 31, 2004 and is outstanding at the expiration of the offer. Such unvested outstanding portion constitutes your “Eligible Option” for purposes of the offer.
If you accept the offer with respect to your Eligible Option and that option is amended in accordance with the terms of the offer, then you will also become eligible to receive a special cash bonus in a dollar amount determined by multiplying (i) the number of shares of common stock subject to your repriced Eligible Option by (ii) $0.62. The cash bonus will be payable in two installments: The cash bonus payable with respect to your Eligible Option shares that are vested as of the expiration date of the offer will not be subject to any vesting conditions and will be paid to you as soon as practicable after January 1, 2007. Any cash bonus payable with respect to your Eligible Option shares that are scheduled to vest after the expiration of the offer will become payable only if the underlying Eligible Option shares vest, and will be paid as soon as practicable after the later of (i) January 1, 2007 or (ii) the date upon which your Eligible Option shares vest.
The Offer to Amend and a set of Frequently Asked Questions are attached below.
The Offer is being made under the terms and conditions of the Offer to Amend. The Offer to Amend contains detailed information about the program, including the Eligible Options, the tax consequences of accepting or not accepting the offer and the risks relating to the offer.
We have also attached a personalized Letter of Transmittal containing information about your Eligible Option and instructions for completing and returning that form should you elect to accept the offer with respect to your Eligible Option. You may submit your election at any time during the offer period which is currently scheduled to expire at 11:59 p.m. Pacific Time on October 6, 2006. Under no circumstances will we accept late submissions.

We urge you to read the Offer to Amend very carefully. If you have any questions regarding the offer, you should contact Jo Chinburg at (510) 271-3188.